Mail Stop 3010

September 23, 2009

VIA USMAIL and FAX (609) 282-2664

Mr. Michael L. Pungello
Chief Financial Officer
BlackRock Investment Management LLC
800 Scudders Mill Road, Section 1B
Plainsborough, NJ 08536

> **Re:** **BlackRock Global Horizons I L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 30, 2009**
> **Form 10-Qs for the quarterly periods ended March 31, 2009 and**
> ** June 30, 2009**
> **File No. 000-23240**

Dear Mr. Pungello:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.	We are not able to locate disclosure identifying the current trading advisors managing your assets. Please identify for us your trading advisors and tell us the portion of your assets that each control as of the end of the last fiscal year and the general trading focus of such advisors. Disclose whether each program is discretionary or systematic. Specifically clarify if any of the trading advisors are not registered as a commodity pool operator or investment advisor as disclosed on page 16. Also, please tell us the principal terms of the agreements governing your relationship with the trading advisors. Similar disclosure should be provided in future filings. Alternatively, please tell us why the requested information is not material to your limited partners.

2.   Please provide an overview of your investment strategy. Your discussion should address how the allocation of assets among the advisors is determined, how the general partner can modify those allocations and how the general partner can appoint or remove an advisor. Please tell us if you have terminated any of your trading advisors during the last fiscal year. If so, tell us the reasons and considerations for such terminations. Confirm that you will provide similar disclosure in your future filings.

Description of Current Charges, page 5

3.   We note that profit shares are also paid upon redemption and net reallocation of assets. In your MD&A disclosure, please discuss the portion of the profit share fees that were a result of redemptions and reallocations. Confirm that you will provide similar disclosure in your future filings.

4.   The distribution fees and management fees appear similar in nature. Please tell us the service the partnership receives in exchange for the distribution fees. Confirm that you will provide similar disclosure in future filings.

Regulation, page 7

5.   Please describe to us, in greater detail, the regulatory provisions applicable to your operations, including any current or proposed limits. Describe position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Describe any additional position limits imposed by the exchanges. Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives could develop suddenly and without notice. Discuss how such limits would impact your trading strategy. Please disclose any related risks in the Risk Factors section. Confirm that you will provide similar disclosure in future filings.

Mr. Pungello
BlackRock Global Horizons I L.P.
September 23, 2009
Page 3

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

6.   Please tell us the allocation by sector of total partnership assets as of the end of the fiscal
        year. We note that your MD&A disclosure includes the allocation by section by total
        trading profit (loss), but the overall mix of assets in your portfolio is not clear. Confirm
        that you will include similar disclosure in future filings.

Results of Operations, page 30

7.   Please provide a discussion of the causes of any material changes from year to year in
        one or more line items from the financial statements. For example, your MD&A should
        be expanded to discuss the reasons for any material changes in your expenses. See
        Instruction 4 to Item 303(a) of Regulation S-K. Confirm that you will provide similar
        disclosure in future filings.

8.   Please provide a discussion of the changes in the partnership's net asset value from
        period to period and describe the reasons for any material changes. To the extent that
        changes in the partnership's net asset value reflect material changes in interest income,
        please describe to us the impact and reasons for changes in your interest income.
        Confirm that you will provide similar disclosure in future filings.

9.   Please tell us the net trading profit (loss) from each of the different trading advisors and
        tell us what consideration you have given to including this information in the results of
        operations disclosure.

Liquidity; Capital Resources, page 37

10.   On page 12 you state that the Partnership may redeem investments in Portfolio Funds to
        raise redemption proceeds for redeeming Limited Partners. Please explain what other
        sources you use to fund redemptions. Clarify how the Partnership obtains the cash
        needed for redemption payments and, to the extent the Partnership liquidates positions to
        fund redemptions, please explain how the General Partner decides which positions to
        liquidate. Please also tell us if you have been able to satisfy all redemption requests
        during the 2008 fiscal year and the sources of funds uses to satisfy those redemptions.
        Confirm that you will provide similar disclosure in future filings.

11.   Please tell us whether you have been subject to margin calls. If so, quantify the amount
        of such margin calls in your most recent three fiscal years and confirm that you will
        provide similar disclosure, if material, in your future filings.

The Partnership's Trading Value at Risk in Different Market Sectors, page 41

12.   Please describe to us in more detail the information conveyed in the tables under this heading. Clarify, if true, that the tables reflect total value at risk but do not measure the Partnership's overall portfolio value at risk. Confirm that you will provide similar clarification in future filings.

Item 15. Exhibits and Financial Statement Schedules

13.   We refer to your list of exhibits and note that some exhibits are not identified. For example, see Exhibit 10.02 and Exhibit 10.07. Please confirm that you will identify all exhibits in future filings.

14.   We note that you have included only the "form of" for your advisory agreement and customer agreement. Please file the actual agreements you have entered into with your trading advisors and for your customer accounts. Please also include a description of the material terms of these material contracts in future filings.

Exhibits 31.01 and 31.02

15.   We note that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please confirm to us that you will make this revision in future filings.

Forms 10-Q for the quarters ended March 31 and June 30, 2009

16.   Please confirm that you will provide schedules of investments and financial highlights within your future interim financial statements.

17.   We note that you have relied on Regulation D for some of the unregistered securities you have issued in the quarters ended March 31 and June 30, 2009. Please tell us why you have not filed a Form D for sales made in reliance on Regulation D. Please note that as of March 16, 2009, a Form D is required to be filed electronically. See Rule 503 of Regulation D and Securities Act Release No. 33-8891.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, senior staff accountant, at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief